EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Nine months ended September 30, 2008
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$109,667
Add: Interest expense	114,888
Depreciation expense on cap’d interest	862
Amortization of deferred financing costs	3,448

Earnings before fixed charges	$228,865

Fixed charges:
Interest expense	$114,888
Amortization of deferred financing charges	3,448
Capitalized interest	16,793

Fixed charges	135,129

Preferred share distributions	—
Preferred unit distributions	15,759

Combined fixed charges	$150,888

Ratio of earnings to fixed charges	1.69

Ratio of earnings to combined fixed charges	1.52